UNITED STATES
                                      SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C.  20549

                                                            FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                                 Commission File Number:  1-1414


                       PACIFIC BELL TELEPHONE COMPANY (formerly Pacific Bell)
                     (Exact name of each registrant as specified in its charter)

             140 New Montgomery St., San Francisco, CA 94105, 210-821-4105

(Address, including zip code and telephone number, including area code, of each registrant's principal executive offices)


                 6.250% Debentures Due March 1, 2005 ("Year 2005 Debentures"), 6-7/8% Debentures Due August 15, 2023 ("Year 2023 Debentures"),
             7-1/8% Debentures Due March 15, 2026 ("Year 2026 Debentures"), and
                 6-5/8% Debentures Due October 15, 2034 ("Year 2034 Debentures")

                        (Title of each class of securities covered by this Form)

                                                                            None

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [   ]          Rule 12h-3(b)(1)(i) [ X ]  Rule 15d-6 [  ]
Rule 12g-4(a)(1)(ii)[   ]          Rule 12h-3(b)(1)(ii)[   ]
Rule 12g-4(a)(2)(i) [   ]          Rule 12h-3(b)(2)(i) [   ]
Rule 12g-4(a)(2)(ii)[   ]          Rule 12h-3(b)(2)(ii)[   ]

Approximate number of holders of record as of the certification or notice date:
   Year 2005 Debentures:   221                      Year 2026 Debentures:   262
   Year 2023 Debentures:   233                      Year 2034 Debentures:   144

Pursuant to the requirements of the Securities Exchange Act of 1934, PACIFIC BELL TELEPHONE COMPANY has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   January  8, 2004            By:   /s/ Paula M. Anderson
                                          Paula M. Anderson, Counsel